UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2019
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On October 30, 2019, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2019. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: October 30, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 30, 2019

Exhibit 99.1

QIAGEN reports full results for third quarter and first nine months of 2019

•	Q3 2019 sales in line with October 7 announcement, adjusted EPS at high end of outlook:

◦	Net sales of $382.7 million (+1% actual, +3% at constant exchange rates, or CER, vs. initial outlook of ~+4-5% CER)

◦	Net loss per share of $0.71; adjusted EPS of $0.36 ($0.36 CER vs. ~$0.35-0.36 CER outlook)

◦
Decision to discontinue development of new NGS instruments and prioritize resource allocation, Q3 2019 pre-tax charge of $276.8 million in operating results (73% non-cash), $0.89 per diluted share after taxes

•	Q3 2019 Sample to Insight portfolio developments:

◦	Molecular Diagnostics: QuantiFERON-TB sales rise +18% CER, but overall sales -2% CER due to reduced sales in China and from companion diagnostic co-development projects

◦	Life Sciences: +7% CER, led by +10% CER expansion in Pharma and +6% CER growth in Academia / Applied Testing

•	New Illumina 15-year strategic partnership enables QIAGEN to commercialize companion diagnostics and other IVD kits for clinical decision-making on Illumina's diagnostic sequencers

•	QIAGEN updates full-year 2019 outlook for net sales growth of ~+4% CER and adj. EPS of ~$1.43-1.44 CER; Q4 2019 net sales growth of ~+3% CER, adj. EPS of ~$0.45-0.46 CER
Venlo, the Netherlands, October 30, 2019 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the third quarter and first nine months of 2019.
Sales in the third quarter of 2019 rose 1% (+3% CER) to $382.7 million, weaker than expected due to reduced sales in China beyond headwinds created by the 2019 decision to discontinue the GeneReader NGS System joint venture, and also lower revenues from companion diagnostic co-development projects compared to the third quarter of 2018. These challenges overshadowed better trends in the Life Sciences and the QuantiFERON-TB test growing 18% CER, and the Americas and Europe / Middle East / Africa regions rising at a single-digit CER rate. In light of the recently announced new strategic partnership with Illumina in NGS clinical decision-making, QIAGEN also announced in October it was discontinuing development of new NGS instruments and other measures, resulting in a pre-tax charge of $276.8 million in operating results for the third quarter of 2019. This led to a net loss per share of $0.71, while adjusted EPS was $0.36 ($0.36 CER), at the high end of the outlook for the period.
QIAGEN revised its outlook for full-year 2019 sales to about 4% CER growth, and tightened the outlook for adjusted earnings per share (EPS) to the upper end of the previous range to $1.43-1.44 CER. This reflects an outlook for net sales growth for the fourth quarter of 2019 for about 3% CER, which includes about 2-3 percentage points of headwind from anticipated lower revenues from companion diagnostic co-development projects after the cancellation of some projects linked to the decision to stop the development of new NGS instruments.
“We have attractive fundamental growth opportunities and are determined to become a stronger and more differentiated leader. This conviction has been strengthened by the partnership with Illumina, which is set to expand our global presence in clinical decision-making using NGS technology,” said Thierry Bernard,

Interim CEO of QIAGEN. “Although we have revised our outlook for 2019, we are reaffirming our commitment to value creation and preparing for further growth in sales and adjusted earnings in 2020.”
“We are maintaining a sharp focus on operating efficiencies and disciplined capital allocation to support growth and increase returns. The majority of the restructuring charges taken in the third quarter of 2019 involve non-cash items related to ending development of new NGS-based instruments. In addition, we plan to complete the transfer of various activities to our QIAGEN Business Services centers to gain scale and efficiency in supporting our customers and internal processes,” said Roland Sackers, Chief Financial Officer of QIAGEN.
Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q3			9M
	2019	2018	Change	2019	2018	Change
Net sales	382.7	377.9	1%	1,113.0	1,098.7	1%
			(3% CER)			(4% CER)
Operating (loss) income	(207.5)	77.0	-369%	(106.1)	178.3	-160%
Adjusted operating income	106.2	105.6	1%	283.2	283.9	0%
Net (loss) income	(160.6)	60.3	-366%	(86.4)	129.4	-167%
Adjusted net income	83.4	81.5	2%	222.8	218.2	2%
(Net loss per share) / Diluted EPS(1)	($0.71)	$0.26		($0.38)	$0.55
Adjusted diluted EPS(1)	$0.36 /	$0.35		$0.96 /	$0.93
	$0.36 CER			$0.98 CER

Net cash provided by operating activities	94.2	82.7		221.4	249.0
Less purchases of property, plant and equipment	(32.0)	(29.5)		(86.4)	(72.3)
Free cash flow	62.2	53.3	17%	135.0	176.7	-24%
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
CER - Constant exchange rates. Tables may have rounding differences.
CER sales results (Q3 2019: $388.6 million, 9M 2019: $1.148 billion)
(1) Weighted number of diluted shares (Q3 2019: 232.0 million, Q3 2018: 235.2 million); (9M 2019: 232.8 million, 9M 2018: 233.8 million).
Reported diluted EPS for Q3 and 9M 2019 based on basic shares of 226.5 million and 226.4 million, respectively.

Net sales by product category and customer class

	Q3 2019				9M 2019
	Net sales: $382.7 million				Net sales: $1.113 billion
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$342	+3%	+5%	89%	$990	+2%	+5%	89%
Instruments	$41	-13%	-11%	11%	$123	-3%	-1%	11%

Molecular Diagnostics(1)	$183	-3%	-2%	48%	$539	0%	+4%	48%
Life Sciences	$199	+6%	+7%	52%	$574	+2%	+5%	52%
Academia / Applied Testing	$122	+4%	+6%	32%	$350	+1%	+4%	32%
Pharma	$77	+9%	+10%	20%	$224	+4%	+6%	20%

(1)	Includes companion diagnostic co-development sales revenues (Q3 2019: $11 million, -37%, -37% CER, and 9M 2019: $33 million, -15%, -14% CER)
Tables may have rounding differences. Percentage changes are to prior-year periods.

Net sales by geographic region

	Q3 2019				9M 2019
	Net sales: $382.7 million				Net sales: $1.113 billion
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$192	+3%	+4%	50%	$542	+3%	+4%	49%
Europe / Middle East / Africa	$114	+3%	+7%	30%	$341	-2%	+5%	31%
Asia-Pacific / Japan(1)	$76	-6%	-5%	20%	$227	+1%	+4%	20%
(1) Asia-Pacific / Japan sales excluding China (Q3 2019: +10%, +11% CER and 9M 2019: +2%, +5% CER)
Tables may have rounding differences. Percentage changes are to prior-year periods. Rest of world represented less than 1% of sales.

Third quarter 2019 results
Total net sales rose 1% to $382.7 million in the third quarter of 2019 from $377.9 million in the same period of 2018, growing 3% at constant exchange rates (CER) as currency movements against the U.S. dollar had a negative impact of two percentage points. The acquisition of N-of-One (acquired in January 2019) provided revenues of about $1 million in the third quarter of 2019.
Consumables and related sales (+5% CER / 89% of sales) gains more than outweighed weaker instrument revenues (-11% CER / 11% of sales), which faced a tough comparison to 11% CER instruments growth in the third quarter of 2018. These had a mixed performance with higher sales of the QIAcube Connect, QIAsymphony and QIAstat-Dx systems, but lower sales of the GeneReader NGS System. The Americas and Europe / Middle East / Africa regions grew at single-digit CER rates. However, the Asia-Pacific / Japan region fell 5% CER due to a 24% CER decline in China sales to $26 million in the third quarter of 2019, mainly due to a slowdown in orders from distributors and the end of the China NGS joint venture announced earlier in 2019 that overshadowed underlying growth in other areas of the portfolio. Among the customer classes, the decline in Molecular Diagnostics (-2% CER / 48% of sales) was due to the results in China and a 37% CER reduction in revenues from companion diagnostic co-development projects, which more than offset underlying 6% CER growth. Sales in Life Sciences (+7% CER / 52% of sales) grew in all regions, as high-single-digit CER gains in consumables and related revenues more than offset a single-digit CER drop in instruments. Pharma (+10% CER / 20% of sales) had solid gains in consumables and related revenues as well as instruments, while Academia / Applied Testing (+6% CER / 32% of sales) had high-single-digit CER growth in consumables and related revenues against a mid-single-digit CER decline in instruments.
Operating activities resulted in a loss of $207.5 million in the third quarter of 2019 compared to operating income of $77.0 million in the same period of 2018. Results for the 2019 period included pre-tax charges of $276.8 million in operating results, of which $201.1 million (73%) involved non-cash items primarily related to recently announced measures to discontinue NGS instrument development programs and prioritize resource allocation. Adjusted operating income - which excludes amortization of intangible assets acquired in business combinations, long-lived asset impairments and other items such as business integration, acquisition-related costs, litigation costs and restructuring - rose 1% to $106.2 million (27.8% of sales) in the third quarter of 2019 from $105.6 million (27.9% of sales) in the 2018 period.
Net results were a loss of $160.6 million in the third quarter of 2019, or a net loss of $0.71 per share (based on 226.5 million basic shares), compared to net income of $60.3 million, or $0.26 per diluted share (based on 235.2 million diluted shares). Adjusted net income was $83.4 million, or $0.36 per diluted share ($0.36 CER), compared to $81.5 million, or $0.35 per diluted share, in the prior-year quarter. Results for the 2019 period had an after-tax charge of $0.89 per share (based on 232.0 million diluted shares) for restructuring measures (including a $4.8 million non-cash investment impairment in other expense, net).
First nine months 2019 results
Total net sales grew 1% at actual rates to $1.1 billion in 2019 over the 2018 period, and rose 4% CER as currency movements against the U.S. dollar had a negative impact of three percentage points. The acquisition of N-of-One provided revenues of about $3 million for the first nine months of 2019.
Operating activities resulted in a loss of $106.1 million in the first nine months of 2019 compared to operating income of $178.3 million in the same period of 2018, with results in the 2019 period including the pre-tax charges related to the decision to discontinue NGS instrument development programs and prioritize resources. Adjusted operating income - which excludes amortization of intangible assets acquired in business combinations, long-lived asset impairments and other items such as business integration, acquisition-related costs, litigation costs and restructuring - was largely unchanged at $283.2 million (25.4% of sales) compared to $283.9 million (25.8% of sales) in the year-ago period.
Net loss was $86.4 million, or a net loss of $0.38 per share (based on 226.4 million basic shares) compared to net income of $129.4 million, or $0.55 per diluted share (based on 233.8 million diluted shares) in the first nine months of 2018. Adjusted net income was $222.8 million, or $0.96 per diluted share ($0.98 CER), compared to $218.2 million, or $0.93 per diluted share, in the prior year. Results for the 2019 period included an after-tax charge of $0.89 per share (based on 232.8 million diluted shares) for the restructuring measures announced in October 2019.
Balance sheet and cash flows
At September 30, 2019, cash and cash equivalents were $700.9 million compared to $1.16 billion at December 31, 2018. Net cash provided by operating activities in the first nine months of 2019 was $211.4 million compared to $249.0 million in the year-ago period. Free cash flow was $135.0 million compared to $176.7 million, as purchases of Property, Plant and Equipment rose to $86.4 million (7.8% of sales) from $72.3 million (6.6% of sales) in the 2018 period. Net cash used in investing activities was $141.6 million in the 2019 period, including $125.0 million for the acquisition of digital PCR assets. This compared to net cash used in investing activities of $232.6 million in the 2018 period. Net cash used in financing activities was $536.3 million in the 2019 period, which included $430.0 million for redemption of the 2019 convertible notes and $74.4 million for share repurchases, compared to $67.5 million of cash used in financing activities in the 2018 period.
Sample to Insight portfolio update
QIAGEN is focused on growth opportunities for its Sample to Insight portfolio across the continuum of molecular testing from basic research to clinical healthcare. Among recent developments:

•
QuantiFERON-TB sales grew 18% CER in the third quarter of 2019, and were up 13% CER in the first nine months of 2019. Growth is being driven by continued adoption of the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus) test for latent tuberculosis (TB) infection. A decision on the U.S. regulatory submission for the use of QFT-Plus on DiaSorin’s LIAISON platforms is now expected by the end of 2019 (previously summer 2019) following the submission of additional data requested by the U.S. Food and Drug Administration (FDA). QFT-Plus was added in October 2019 to the catalog of the Global Drug Facility (GDF), a global supply initiative from STOP-TB that is the largest provider to the public sector of WHO-recommended TB medicines, diagnostics and laboratory supplies. The GDF makes the test available in low-resource regions with support from centralized labs. The listing opens a new channel to reach countries with a high TB incidence, in particular areas where QIAGEN has no direct commercial presence.

•
Next-generation sequencing product sales are on track to achieve the 2019 goal for more than $180 million compared to over $140 million in 2018. Key drivers have been demand for universal NGS technologies and NGS-related bioinformatics for use with any sequencer, which represent the vast majority of these sales, as well as growth in consumables for use on the GeneReader NGS System.

•
A total of 800 placements have now been achieved for the QIAstat-Dx system, and $11 million of sales in the first nine months of 2019 (vs. target of $15 million). QIAGEN has delayed launch of a new meningitis panel in Europe and a new gastrointestinal panel in the U.S. until the first half of 2020.

•
Placements of the QIAsymphony system are on track to achieve QIAGEN's goal for more than 2,500 cumulative placements by the end of 2019, supporting double-digit CER growth in related consumables in the third quarter of 2019 over the year-ago period.

•	Rollout of the new QIAcube Connect low-throughput sample processing instrument has reached more than 430 placements, with strong demand among customers in the Life Sciences.

•
An enhanced version of the GeneGlobe Design & Analytics Hub (www.geneglobe.qiagen.com) was launched in September to support Life Science researchers with experiment planning, execution and follow-up, in particular recommendations on QIAGEN products that would be useful for their work. It integrates QIAGEN’s curated knowledge base of over 10,000 biological entities with a portfolio of tools for NGS, PCR (polymerase chain reaction) and functional analysis.

Strategic partnership with Illumina in NGS clinical decision-making
In October, QIAGEN and Illumina, Inc. announced a 15-year partnership to broaden the global availability and use of NGS-based in vitro diagnostic (IVD) kits to deliver insights for clinical decision-making, including companion diagnostics for precision medicine.
The agreement grants QIAGEN non-exclusive rights to develop and globally commercialize companion diagnostics and other IVD kits to be used with Illumina’s MiSeq™ Dx and NextSeq™ 550Dx Systems. It also includes rights for expansion of the partnership on future Illumina diagnostic systems. The partners are also exploring ways for QIAGEN to develop and market companion diagnostics based on Illumina’s TruSight Oncology (TSO) assays, which enable comprehensive genomic profiling of tumor samples for immunotherapies. Illumina and QIAGEN will cooperate to commercialize a menu of clinically validated workflows that combine QIAGEN’s proprietary content and bioinformatics solutions.
The partnership will initially focus on commercializing oncology IVD kits to support patient management and may expand in the future to include additional clinical diagnostic fields such as cardiology, hereditary diseases, infectious diseases, inflammatory and autoimmune diseases.
QIAGEN expects the first revenues from this partnership to be generated during 2020 through NGS-related companion diagnostic co-development project revenues from pharma and biotech partners. The first sales of consumables kits are expected to occur in about 2022-2023.
NGS portfolio reorientation and measures to prioritize resource allocation
Also in October, QIAGEN announced a reorientation for its NGS-related activities that focuses development activities on maximizing the new Illumina partnership for IVD solutions, as well as expanding QIAGEN’s offering of universal NGS consumables solutions for use with any sequencer. QIAGEN intends to continue supporting and servicing customers of the GeneReader NGS System, which is commercialized worldwide as a complete system for the processing of smaller targeted gene panels. However, QIAGEN has discontinued development of new NGS instruments. Additionally, QIAGEN intends to complete a set of initiatives by the end of 2019 to shift its Global Operations organization to a regional manufacturing structure and to expand the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland, and Manila, Philippines. QIAGEN currently anticipates a further pre-tax charge of about $12-17 million to be taken in the fourth quarter of 2019 for these measures, and intends to reallocate the freed-up resources to growth opportunities in its portfolio.
CEO leadership transition
After 27 years at QIAGEN, including 15 years as Chief Executive Officer, Peer M. Schatz recently notified the Company of his decision to step down as CEO and Chairman of the Management Board. He will remain with QIAGEN as Special Advisor to the Supervisory Board. A search for a permanent CEO has been started by the Supervisory Board. In the meantime, Thierry Bernard, Senior Vice President, Head of Molecular Diagnostics Business Area and a member of the Executive Committee, was appointed Interim CEO, and is working in tandem with Roland Sackers, Chief Financial Officer. The Supervisory Board and Executive Committee thank Mr. Schatz for his exceptional contributions and dedication to QIAGEN, and wish him all the best in his future endeavors.
Outlook
QIAGEN has updated its outlook for full-year 2019, and for net sales to now grow approximately 4% CER (previously 5-6% CER), and for adjusted diluted EPS of approximately $1.43-1.44 CER per share (previously $1.42-1.44 CER). As of October 30, 2019, for the full-year 2019, currency movements against the U.S. dollar are expected to create an adverse impact of about three percentage points on net sales growth at actual rates, and an adverse impact of about $0.03-0.04 per share on adjusted EPS. These expectations do not take into account any future acquisitions.
For the fourth quarter of 2019, net sales are expected to grow about 3% CER, which includes expectations for a significant decline in companion diagnostic co-development revenues that is anticipated to create a headwind of about 2-3 percentage points on total sales growth compared to the fourth quarter of 2018. Adjusted EPS is expected to be about $0.45-0.46 CER. As of October 30, 2019, for the fourth quarter of 2019, currency movements against the U.S. dollar are expected to create an adverse impact of about two percentage points on net sales growth at actual rates, and an adverse impact of up to $0.01 per share on adjusted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Thursday October 31, 2019, at 14:00 Central European Time (CET) / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross margin, adjusted operating income, adjusted operating income margin, adjusted net income, adjusted diluted EPS, adjusted tax rates and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2019, QIAGEN employed approximately 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QFT-Plus test for latent TB, its portfolio of next generation sequencing solutions and QIAstat-Dx), net sales in particular geographies, adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of next generation sequencing solutions, the QIAstat-Dx syndromic testing platform, a gastrointestinal panel in the U.S., and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in its portfolio and share repurchase commitments, plans to shift its Global Operations organization to a regional manufacturing structure, and plans to take further pre-tax charges in the fourth quarter of 2019, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
john.gilardi@qiagen.com

Phoebe Loh
Associate Director Investor Relations
+49 2103 29 11457
phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676
robert.reitze@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(unaudited)

	Three months
	ended September 30,
(In $ thousands, except per share data)	2019	2018
Net sales	382,686	377,911
Cost of sales:
Cost of sales	109,648	107,908
Acquisition-related intangible amortization	18,096	13,227
Total cost of sales	127,744	121,135
Gross profit	254,942	256,776
Operating expenses:
Research and development	41,845	42,030
Sales and marketing	97,018	96,473
General and administrative	28,752	26,240
Acquisition-related intangible amortization	6,133	9,365
Restructuring, acquisition, integration and other, net	151,075	(720)
Long-lived asset impairments	137,572	6,355
Total operating expenses	462,395	179,743
(Loss) income from operations	(207,453)	77,033
Other income (expense):
Interest income	4,665	5,309
Interest expense	(17,248)	(16,255)
Other (expense) income, net	(6,961)	6,116
Total other expense	(19,544)	(4,830)
(Loss) income before income taxes	(226,997)	72,203
Income taxes	(66,362)	11,883
Net (loss) income	(160,635)	60,320

Diluted net (loss) income per common share(1)	$(0.71)	$0.26
Diluted net income per common share (adjusted)(1)	$0.36	$0.35

Diluted shares used in computing diluted net income per common share	232,015	235,151

(1) Reported diluted net loss per common share based on basic shares for Q3 2019 of 226.5 M. Adjusted diluted EPS calculated using 232.0 M diluted shares.

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(unaudited)

	Nine months
	ended September 30,
(In $ thousands, except per share data)	2019	2018
Net sales	1,112,952	1,098,675
Cost of sales:
Cost of sales	331,953	318,854
Acquisition-related intangible amortization	55,302	43,615
Total cost of sales	387,255	362,469
Gross profit	725,697	736,206
Operating expenses:
Research and development	123,460	121,185
Sales and marketing	293,591	294,405
General and administrative	86,978	81,278
Acquisition-related intangible amortization	24,146	29,596
Restructuring, acquisition, integration and other, net	164,818	23,469
Long-lived asset impairments	138,830	7,965
Total operating expenses	831,823	557,898
(Loss) income from operations	(106,126)	178,308
Other income (expense):
Interest income	17,916	15,087
Interest expense	(55,864)	(47,110)
Other (expense) income, net	(2,642)	11,019
Total other expense	(40,590)	(21,004)
(Loss) income before income taxes	(146,716)	157,304
Income taxes	(60,328)	27,874
Net (loss) income	(86,388)	129,430

Diluted net (loss) income per common share(1)	$(0.38)	$0.55
Diluted net income per common share (adjusted)(1)	$0.96	$0.93

Diluted shares used in computing diluted net income per common share	232,778	233,823

(1) Reported diluted net loss per common share based on basic shares for 9M 2019 of 226.4 M. Adjusted diluted EPS calculated using 232.8 M diluted shares.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended September 30, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating (Loss) Income	Pre-tax (Loss) Income	Income Tax	Tax Rate	Net (Loss) Income	Diluted EPS*
Reported results	382.7	254.9	(207.5)	(227.0)	66.4	29%	(160.6)	$(0.71)
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.8	12.6	12.6	(3.4)		9.2	0.04
2019 restructuring measures	—	—	276.8	281.6	(74.7)		206.9	0.89
Purchased intangibles amortization	—	18.0	24.2	24.2	(6.2)		18.0	0.08
Non-cash interest expense charges	—	—	—	9.4	—		9.4	0.04
Other special income and expense items	—	—	—	0.6	(0.1)		0.5	0.00
Total adjustments	—	18.8	313.6	328.4	(84.4)		244.0	1.05
Adjusted results	382.7	273.8	106.2	101.5	(18.1)	18%	83.4	$0.36

* Reported Diluted EPS does not consider dilutive shares in the three months ended September 30, 2019 as those shares would be antidilutive. Basic shares for Q3 2019 were 226.5 M. Impact of adjustments and Adjusted Diluted EPS were calculated using 232.0 M diluted shares.

Three months ended September 30, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS
Reported results	377.9	256.8	77.0	72.2	(11.9)	16%	60.3	$0.26
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.3	6.0	6.0	(1.8)		4.2	0.02
Purchased intangibles amortization	—	13.2	22.6	22.6	(5.9)		16.7	0.07
Non-cash interest expense charges	—	—	—	8.4	—		8.4	0.03
Other special income and expense items	—	—	—	(8.5)	0.4		(8.1)	(0.03)
Total adjustments	—	13.5	28.6	28.5	(7.3)		21.2	0.09
Adjusted results	377.9	270.3	105.6	100.7	(19.2)	19%	81.5	$0.35

* Using 235.2 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Nine months ended September 30, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating (Loss) Income	Pre-tax (Loss) Income	Income Tax	Tax Rate	Net (Loss) Income	Diluted EPS*
Reported results	1,113.0	725.7	(106.1)	(146.7)	60.3	41%	(86.4)	$(0.38)
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	6.2	33.1	33.1	(8.9)		24.2	0.10
2019 restructuring measures	—	—	276.8	281.6	(74.7)		206.9	0.89
Purchased intangibles amortization	—	55.3	79.4	79.4	(20.3)		59.1	0.25
Non-cash interest expense charges	—	—	—	30.5	—		30.5	0.13
Other special income and expense items	—	—	—	(3.1)	(8.4)		(11.5)	(0.05)
Total adjustments	—	61.5	389.3	421.5	(112.4)		309.2	1.32
Adjusted results	1,113.0	787.2	283.2	274.8	(52.1)	19%	222.8	$0.96

* Reported Diluted EPS does not consider dilutive shares in the nine months ended September 30, 2019 as those shares would be antidilutive. Basic shares for 9M 2019 were 226.4 M. Impact of adjustments and Adjusted Diluted EPS were calculated using 232.8 M diluted shares

Nine months ended September 30, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,098.7	736.2	178.3	157.3	(27.9)	18%	129.4	$0.55
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.1	0.9	32.3	32.3	(8.6)		23.7	0.10
Purchased intangible amortization	—	43.6	73.3	73.3	(19.0)		54.3	0.23
Non-cash interest expense charges	—	—	—	24.9	—		24.9	0.11
Other special income and expense items	—	—	—	(16.7)	2.6		(14.1)	(0.06)
Total adjustments	0.1	44.5	105.6	113.8	(25.0)		88.8	0.38
Adjusted results	1,098.8	780.7	283.9	271.1	(52.9)	20%	218.2	$0.93

* Using 233.8 M diluted shares
Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	September 30, 2019	December 31, 2018
Assets	(unaudited)
Current assets:
Cash and cash equivalents	700,860	1,159,079
Short-term investments	98,325	234,606
Accounts receivable, net	358,840	351,612
Income taxes receivable	98,677	34,936
Inventories, net	168,266	162,912
Fair value of derivative instruments - current	5,144	102,754
Prepaid expenses and other current assets	112,190	109,161
Total current assets	1,542,302	2,155,060
Long-term assets:
Property, plant and equipment, net	430,413	511,659
Goodwill	2,115,284	2,108,536
Intangible assets, net	645,076	475,043
Deferred income taxes	36,441	42,896
Fair value of derivative instruments - long-term	191,206	295,363
Other long-term assets	182,022	159,775
Total long-term assets	3,600,442	3,593,272
Total assets	5,142,744	5,748,332
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	72,983	503,116
Accounts payable	64,816	69,415
Fair value of derivative instruments - current	3,183	106,594
Accrued and other current liabilities	469,329	263,017
Income taxes payable	20,393	30,047
Total current liabilities	630,704	972,189
Long-term liabilities:
Long-term debt, net of current portion	1,688,762	1,671,090
Deferred income taxes	43,322	63,411
Fair value of derivative instruments - long-term	189,440	317,393
Other long-term liabilities	123,074	89,279
Total long-term liabilities	2,044,598	2,141,173
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,769,122	1,742,191
Retained earnings	1,210,359	1,379,624
Accumulated other comprehensive loss	(353,116)	(310,644)
Less treasury stock, at cost — 4,343 and 5,320 shares in 2019 and 2018, respectively	(161,625)	(178,903)
Total equity	2,467,442	2,634,970
Total liabilities and equity	5,142,744	5,748,332

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months ended September 30,
(In $ thousands)	2019	2018
Cash flows from operating activities:
Net (loss) income	(86,388)	129,430
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	178,494	156,464
Non-cash impairments	143,629	16,998
Amortization of debt discount and issuance costs	31,108	25,536
Share-based compensation expense	57,998	30,610
Deferred income taxes	(17,290)	1,356
Loss (gain) on marketable securities	2,669	(3,219)
Reversals of contingent consideration	(7,433)	—
Other items, net including fair value changes in derivatives	(3,058)	(16,091)
Net changes in operating assets and liabilities:
Accounts receivable	(16,036)	(9,117)
Inventories	(22,696)	(30,339)
Prepaid expenses and other current assets	2,958	(6,164)
Other long-term assets	(903)	(30,267)
Accounts payable	(21,345)	(731)
Accrued and other current liabilities	53,121	(13,359)
Income taxes	(73,889)	(3,633)
Other long-term liabilities	474	1,512
Net cash provided by operating activities	221,413	248,986
Cash flows from investing activities:
Purchases of property, plant and equipment	(86,399)	(72,326)
Purchases of intangible assets	(138,197)	(30,722)
Purchases of investments, net	(1,761)	(8,426)
Cash paid for acquisitions, net of cash acquired	(67,907)	(172,831)
Purchases of short-term investments	(228,959)	(456,154)
Proceeds from redemptions of short-term investments	360,190	495,577
Proceeds from divestiture	—	16,394
Cash received (paid) for collateral asset	21,455	(4,021)
Other investing activities	10	(57)
Net cash used in investing activities	(141,568)	(232,566)
Cash flows from financing activities:
Repayment of long-term debt	(433,400)	—
Principal payments on capital leases	—	(983)
Proceeds from issuance of common shares	1,797	4,343
Tax withholding related to vesting of stock awards	(23,693)	—
Purchase of treasury shares	(74,450)	(66,581)
Other financing activities	(6,506)	(4,318)
Net cash used in financing activities	(536,252)	(67,539)
Effect of exchange rate changes on cash and cash equivalents	(1,812)	(6,753)
Net decrease in cash and cash equivalents	(458,219)	(57,872)
Cash and cash equivalents, beginning of period	1,159,079	657,714
Cash and cash equivalents, end of period	700,860	599,842

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	221,413	248,986
Purchases of property, plant and equipment	(86,399)	(72,326)
Free Cash Flow	135,014	176,660
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.